Extraordinary General Meeting of Tieto Corporation

Time 3 September 2019 at 4:00 p.m. (EET)

Place Tieto, Keilalahdenkatu 2-4, 02150 Espoo, Finland

Agenda

1 Opening of the meeting

2 Calling the meeting to order

3 Election of persons to scrutinize the minutes and to supervise the counting of votes

4 Recording the legality of the meeting

5 Recording the attendance at the meeting and adoption of the list of votes

6 Resolutions relating to the merger of Tieto Corporation and EVRY ASA
- amendment of the Articles of Association
- merger consideration
- number of members of the Board of Directors
- composition of the Board of Directors
- remuneration of the new members of the Board of Directors
- temporary deviation from the Charter of the Shareholders' Nomination Board

7 Closing of the meeting